NO ACT DC



07081714

Act: 1934
Section: 12(h)
Rule:
Public
Availability: 11/6/2007

PE 11-5-07

November 6, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bausch & Lomb Incorporated
Incoming letter dated November 5, 2007

Based on the facts presented, the Division will not object if Bausch & Lomb Incorporated does not file its periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended September 29, 2007. In reaching this position, we note that Bausch & Lomb has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3, S-4 and S-8 and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Bausch & Lomb will file a certification on Form 15 making appropriate claims pursuant to Exchange Act Rule 12h-3 on or before the due date of its Form 10-Q for the quarter ended September 29, 2007.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

William A. Hines
Special Counsel

B



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2007

Mail Stop 3010

Deborah J. McLean, Partner
Nixon Peabody LLP
Clinton Square
P.O. Box 31051
Rochester, New York 14603-1051

Re: Bausch & Lomb Incorporated

Dear Ms. McLean:

In regard to your letter of November 5, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Carol M. McGee
Deputy Chief Counsel

NIXON PEABODY LLP
Clinton Square
P.O. Box 31051
Rochester, New York 14603-1051
(585) 263-1000
Fax: (585) 263-1600
Direct Dial: (585) 263-1307
Direct Fax: (866) 947-0247
E-Mail: dmclean@nixonpeabody.com

Securities and Exchange Act of 1934, Sections 12(h) and 15(d)
Securities and Exchange Act of 1934, Rule 12h-3

November 5, 2007

Division of Corporation Finance
Securities and Exchange Commission
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Bausch & Lomb Incorporated (Commission File No. 1-4105)

Ladies and Gentlemen:

On behalf of our client Bausch & Lomb Incorporated (the "Company"), we request that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") confirm that it will not recommend enforcement action to the Securities and Exchange Commission if, under the circumstances described below, the Company files a Form 15 Certification to suspend its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 12h-3 thereunder, including the suspension of the Company's duty to file its Quarterly Report on Form 10-Q for its third quarter ended September 29, 2007, and subsequent reports.

Background

The Company's common stock is registered under Section 12(b) of the Exchange Act and is listed on the New York Stock Exchange (BOL). On May 16, 2007, the Company entered into an Agreement and Plan of Merger with WP Prism Inc. (f/k/a WP Prism LLC) and its wholly owned subsidiary, WP Prism Merger Sub Inc., pursuant to which WP Prism Merger Sub Inc. has merged with and into the Company (the "Merger"). Shareholders of the Company approved the Merger by more than a 2/3rds vote on September 21, 2007 and the Merger was consummated on October 26, 2007. The Company, as the surviving corporation in the Merger, is now a wholly-owned subsidiary of WP Prism Inc., which is controlled by private investment funds affiliated with Warburg Pincus LLC. The only shares of the Company's common stock outstanding are held by WP Prism Inc. The separate corporate existence of WP Prism Merger Sub Inc. has ceased and the shares of WP Prism Sub Inc. issued and outstanding immediately prior to the Merger were converted into shares of the Company's common stock. The Company's 7.125% Debentures were also registered under Section 12(b) under the Exchange Act and listed on the New York Stock Exchange. A Form 25 Notification by the New York Stock Exchange on October 26, 2007, and the Section 12(b) reporting obligation under Section 13(a) with respect to the 7.125% Debentures will be suspended on the effectiveness of the Form 25 on November 5, 2005 and the listing will terminate on that date.

The Company made a tender offer and consent solicitation to purchase all of its outstanding debt securities effective upon the closing of the Merger. All of its 2004 Senior Convertible Notes due 2023 and all of its Floating Rate Convertible Notes due 2023 were tendered and accepted for purchase in connection with the closing of the Merger. The Company's other outstanding debt securities responded to the tender offer as follows: 6.95% Senior Notes due 2007, 54.63 % of the outstanding amount tendered (these notes mature and will be paid on November 15, 2007); 5.90% Senior Notes due 2008, 98.5% of the outstanding amount tendered; 6.56% Medium-Term Notes due 2026, 87.17% of the outstanding amount tendered; and 7.125% Debentures, 82.1% of the outstanding amount tendered. All of the tendered securities were accepted for purchase upon the closing of the Merger. Each series of debt securities were held by fewer than 300 holders of record at the beginning of fiscal year 2007 and thereafter, to and including the date hereof. The indentures, as supplemented, and the indenture under which the Company's 9 7/8% senior notes due 2015 were issued, do not require the Company to be a reporting person or to file reports under Sections 13 or 15(d), and the financial information required to be delivered under the indentures is more limited that that which would be required under Forms 10-Q and 10-K. In addition, the indentures provide substantially longer for the Company to provide the more limited financial information than the due dates which would apply to the Forms 10-Q and 10-K. The Company would incur significant additional effort and expense to prepare reports in compliance with Forms 10-Q and 10-K, particularly for the third quarter of 2007 and year-end 2007 reflecting the transaction with the subsidiary of Warburg Pincus, than is required for compliance with its indenture reporting obligations.

As a result of the Merger, each share of the common stock and Class B stock of the Company issued and outstanding immediately prior to the effective time of the Merger was canceled and extinguished and automatically converted into the right to receive a cash payment of $65.00 per share. As a result of the Merger, each stock option to purchase shares of the Company's stock which was vested at the effective time of the Merger was terminated and the holder of each such option was entitled to receive an amount of cash equal to the product of the number of shares of stock as to which the stock option was exercisable immediately prior to the effective time of the Merger times the spread between the $65.00 Merger consideration per share and the option exercise price.

Registration Statements on Form S-8 for common stock and Class B stock issuable under various equity compensation plans for officers, directors and other employees of the Company were updated under Section 10(a)(3) of the Securities Act of 1933 in connection with the filing of the Company's Form 10-K for its fiscal year ended December 30, 2006. No securities were sold under those registration statements during the period between the filing of the Company's Form 10-K for 2006 and the date of filing of the accountants' consent to the incorporation of their reports with respect to the financial statements included in the 2006 Form 10-K into those registration statements. The Company has filed post-effective amendments to each of those registration statements and deregistered any remaining unsold securities registered on those Forms S-8. The post-effective amendments were effective upon filing. The following describes the registration statements on Form S-8 in more detail.

- Form S-8 (File no. 333-03611) was filed on May 13, 1996 and was declared effective on June 1, 1996. This registration statement registered 100,000 shares of common stock issuable under the Company's Annual Retainer Stock Plan for Non-Employee Directors. The post-effective amendment to the Form S-8 deregistering all remaining shares was filed on October 26, 2007 and was immediately effective. The last sale of common stock under this Form S-8 occurred prior to January 1, 2007.

- Form S-8 (File no. 333-75924) was filed on December 24, 2001 and was effective on that date. This registration statement registered 3,000,000 shares of Class B Stock, and 3,000,000 shares of common stock for which the Class B stock could be exchanged on a one-for-one basis, issuable under the Company's 2001 Stock Incentive Plan for Non-Officers. The post-effective amendment to the Form S-8 deregistering all remaining shares was filed on October 26, 2007 and was immediately effective. The last sale of common stock under this Form S-8 occurred on or about October 25, 2007.

- Form S-8 (File no. 333-75922) was filed on December 24, 2001 and was effective on that date. This registration statement registered 4,750,000 shares of Class B Stock, and 4,750,000 shares of common stock for which the Class B stock could be exchanged on a one-for-one basis, issuable under the Company's 1990 Stock Incentive Plan. The post-effective amendment to the Form S-8 deregistering all remaining shares was filed on October 26, 2007 and was immediately effective. The last sale of common stock under this Form S-8 occurred on or about October 25, 2007.

- Form S-8 (File no. 333-75920) was filed on December 24, 2001 and was effective on that date. This registration statement registered 250,000 shares of common stock issuable under The Bausch & Lomb 401(k) Account Plan, formerly known as The Bausch & Lomb Savings Plus Plan. The post-effective amendment to the Form S-8 deregistering all remaining shares was filed on October 26, 2007 and was immediately effective. The last sale of common stock under this Form S-8 occurred prior to January 1, 2007.

- Form S-8 (File no. 333-118767) was filed on September 2, 2004 and was effective on that date. This registration statement registered 6,000,000 shares of common stock issuable under the Company's 2003 Long-term Incentive Plan. The post-effective amendment to the Form S-8 deregistering all remaining shares was filed on October 26, 2007 and was immediately effective. The last sale of common stock under this Form S-8 occurred on October 15, 2007.

In addition, the Company had several Registration Statements on Form S-3 and one Form S-4 which were updated under Section 10(a)(3) of the Securities Act of 1933 in connection with the filing of the Company's Form 10-K for its fiscal year ended December 30, 2006. No sales were made under those registration statements in 2007. It has filed post-effective amendments deregistering any unsold securities covered by those registration statements which were declared effective on November 2, 2007. The following describes the registration statements on Form S-3 and Form S-4 in more detail.

- Form S-3 (File no. 333-45223) was filed on January 29, 1998 and was declared effective on February 13, 1998. This registration statement registered $500,000,000 in debt securities and common stock into which such debt securities might be convertible. The post-effective amendment to the Form S-3 deregistering all remaining securities was filed on October 24, 2007 and was declared effective November 2, 2007. The last sale of securities under this Form S-3 occurred on July 29, 1998.

- Form S-3 (File no. 333-90468) was filed on June 14, 2002 and was declared effective on July 11, 2002. This registration statement registered $500,000,000 in debt securities, warrants to purchase debt securities, Class A preferred stock, warrants to purchase Class A preferred stock, common stock, and warrants to purchase common stock. The post-effective amendment to the Form S-3 deregistering all remaining securities was filed on October 24, 2007 and was declared effective November 2, 2007. The last sale of securities under this Form S-3 occurred on or about August 1, 2003.

- Form S-3 (File no. 333-110094) was filed on October 30, 2003 and was declared effective on January 8, 2004. This registration statement registered for resale by the holders thereof $160,000,000 in Floating Rate Convertible Senior Notes due 2023 and 2,604,160 shares of common stock (into which the debt securities might be convertible to the extent of the excess of the conversion price over their face value). The post-effective amendment to the Form S-3 deregistering all remaining securities was filed on October 24, 2007 and was declared effective November 2, 2007. The last sale of securities under this Form S-3 occurred prior to January 1, 2007.

- Form S-4 (File no. 333-120483) was filed on November 15, 2004 and was declared effective on December 9, 2004. This registration statement registered $160,000,000 in debt securities designated 2004 Senior Convertible Securities due 2023 and common stock into which the debt securities might be convertible to the extent of the excess of the conversion price over their face value. The post-effective amendment to the Form S-4 deregistering $3,098,000 of the 2004 Senior Convertible Securities due 2023 and the common stock into which such debt securities were convertible was filed on January 13, 2005. A post-effective amendment to the Form S-4 deregistering all remaining securities was filed on October 24, 2007 and was declared effective November 2, 2007. The last sale of securities under this Form S-3 occurred on December 20, 2004.

Neither WP Prism Inc. nor WP Prism Merger Sub, Inc. has or have had a class of securities registered under Section 12 of the Exchange Act, and neither entity is or was required to file reports be Section 15(d) of the Exchange Act. Under the registration statements described above, the Company had registered the following classes of securities: common stock, Class B stock, debt securities, warrants to purchase debt securities, Class A preferred stock, warrants to purchase Class A preferred stock, and warrants to purchase common stock. Other than its common stock, each class of the Company's securities was held of record by fewer than 300 holders of record. Prior to the Merger, the Company's common stock and the Company's 7.125% Debentures were listed and traded on the New York Stock Exchange.

Two Forms 25 were filed on October 26, 2007, to terminate the listing of the Company's common stock and 7.125% Debentures on the New York Stock Exchange and to deregister the common stock and the 7.125% Debentures from Section 12(b) of the Exchange Act. The Forms 25 will be effective on November 5, 2007. The Forms 25 were filed not fewer than 10 days prior to both the date the Company expects to file its Form 15 and the due date of the Company's third quarter Form 10-Q on November 7, 2007. After the effectiveness of the Forms 25, the Company's reporting obligations under Section 13(a) arising solely by reason of the securities registered under Section 12(b) will be suspended pursuant to Rule 12d2-2(c)(5). No reporting obligation under Section 12(g) will arise pursuant to Rule 12g-2 with respect to such securities as a result of the termination of the registration under Section 12(b) because the Company has never had a class of securities registered under Section 12(g) and, at the time its obligations under Section 12(b) were terminated, the Company had no class of securities held of record by 300 or more persons.

After the termination of the Company's reporting obligations under Section 13(a), the Company would be entitled to have its obligations to file reports under Section 15(d) of the Exchange Act suspended pursuant to Rule 12h-3(a) and (b) but for the requirements of Section 12h-3(c). The Company plans to file its Form 15 Certification promptly after the Staff issues its response to this request, but before November 7, 2007, the due date for its Quarterly Report on Form 10-Q for its third quarter.

The Company seeks relief from the reporting obligations under Section 15(d) pursuant to Rule 12h-3 with respect to each class of its securities which was, during 2007, subject to the reporting requirements of Section 15(d): common stock, Class B stock, debt securities, warrants to purchase debt securities, Class A preferred stock, warrants to purchase Class A preferred stock, and warrants to purchase common stock. Without the relief sought in this letter, the Company would have ongoing reporting obligations through the end of its 2007 fiscal year as a result of the application of Rule 12h-3(c). The Staff has, under similar circumstances, determined that a literal application of Rule 12h-3(c) is not always required for the benefit of holders of securities acquired in a public offering, particularly where, as here, those holders have been cashed out in a merger or otherwise are not in need of current public information about the issuer.

Discussion

After the closing of the Merger, the Company had no equity securities or securities convertible into equity securities outstanding other than the common stock held by WP Prism Inc. All of the Company's convertible debt was tendered and repurchased in its tender offer and consent solicitation. The small portion of each series of the Company's non-convertible debt which remains outstanding is held of record by fewer than 300 holders of record. The Company's 9 7/8% Senior Notes due 2015, issued on October 26, 2007 pursuant to Rule 144A and Regulation S promulgated under the Securities Act of 1933, are held by fewer than 300 holders of record. Forms 25 were filed on October 26, 2007 to delist the Company's common stock and 7.125% Debentures from the NYSE and deregister from Section 12(b). The Forms 25 were filed not fewer than 10 days prior to both the date the Company expects to file a Form 15 Certification and the November 7, 2007 due date for its Quarterly Report on Form 10-Q.

Under Rule 12h-3, the duty of an issuer under Section 15(d) to file reports required by Section 13(a) of the Exchange Act may be suspended immediately upon filing of the certification on Form 15 if certain conditions are met: the issuer has filed all reports required under Section 13(a) for the three years and the portion of the current calendar year preceding the filing of the Form 15, and the class of the issuer's securities to be deregistered is held of record by fewer than 300 persons. The Company has filed all of its reports required by Section 13(a) for the most recent three years and the current year to date. Upon obtaining the relief sought in this letter, the Company will file the Form 15 Certification to suspend it duty to file reports under Section 15(d) of the Exchange Act pursuant to Rule 12h-3 prior to the due date for its third quarter Form 10-Q for each class of security previously registered under the Securities Act of 1933: common stock, Class B stock, debt securities, warrants to purchase debt securities, Class A preferred stock, warrants to purchase Class A preferred stock, and warrants to purchase common stock. As of the Closing and through the date hereof, the Company's common stock had a single holder of record; it had no outstanding Class B stock, warrants to purchase common stock, warrants to purchase debt securities, Class A preferred stock or warrants to purchase Class A preferred Stock; and each series of its debt outstanding was held by fewer than 300 holders of record as required by Rule 12g-3(b). Since it complies with the other conditions of Rule 12h-3, but for the provisions of paragraph (c) of Rule 12h-3, the Company would be entitled to suspend its obligations to file reports under Sections 13(a) and 15(d) immediately upon filing of the Form 15. If the outstanding registration statements had not been updated in 2007 under Section 10(a)(3), Rule 12h-3(c) would not apply and the Company would be permitted to immediately suspend its Section 15(d) reporting obligations under Rule 12h-3.

In its release proposing certain amendments to Rule 12h-3 (Release 34-20263, October 5, 1983) (the "Proposing Release"), the Commission sought to reconcile the inconsistency between the ability of registrants whose reporting obligations are based on securities registered under Section 12(g) and those subject only to Section 15(d), since the 15(d) issuer must continue to report throughout the year in which the record number of its holders fell below 300, while a 12(g) issuer's reporting obligation could be suspended immediately upon filing a certification of the same decrease in record holders:

> The Commission believes that given the identical nature of the issuer periodic reporting obligations under Section 12(g) and Section 15(d), such obligations should be subject to comparable standards for suspension.

As adopted (Release 34-20784, March 22, 1984) ("Adopting Release"), the provisions of Rule 12h-3 permitted suspension of the reporting requirements under Section 15(d) immediately upon filing of its Form 15 unless a registration statement with respect to the class of securities to be deregistered was filed in the same year. Subsequent amendments expanded the exception to a registration required to be updated pursuant to Section 10(a)(3).

In its response to a number of no-action letter requests, the Staff recognized that where an issuer had filed at least one Annual Report on Form 10-K, and was going to engage in a merger or other transaction in which it would cease to have public shareholders, even it though had a registration statement declared effective or updated pursuant to Section 10(a)(3) in that year, there was a basis for allowing the issuer to suspend its reporting obligation immediately upon filing its Form 15. (See, *e.g.*, PayPal, Inc., dated November 13, 2002 (two Registration Statements on Form S-1 declared effective during the year of the merger); Loudeye Corp., dated November 7, 2006 (Registration Statement on Form S-3 for secondary sale by selling shareholders declared effective during the year of the Merger); Summit Bank Corporation, dated

March 14, 2007 (Registration Statement on Form S-1 declared effective and two Registrations Statement on Form S-8 subject to updating pursuant to Section 10(a)(3) during the year of the merger); and DSL.net, Inc., dated March 30, 2007 (Registration Statements on Forms S-3 and S-8 automatically updated pursuant to Section 10(a)(3) in the year of the merger).

The bases for the Proposing Release's proposals to amend Rule 12h-3 support a conclusion that there is no policy reason for the Company not being be permitted to rely on Rule 12h-3 to immediately suspend its duty to file reports under Section 15(d) of the Exchange Act, notwithstanding the provisions of Rule 12h-3(c), because: (i) the Company has made all of its filings under the Exchange Act for the past three years and the current year to date; (ii) all individuals who received common stock or Class B stock pursuant to the Registration Statements on Form S-8 which were updated in 2007 under Section 10(a)(3) of the Securities Act ceased to hold those securities as of the closing date of the Merger and have no need for ongoing current information about the Company's activities, and there were no sales under those registrations statements during the period between the filing of the Company's Annual Report on Form 10-K for 2006 and the date of filing of the accountants' consent to the incorporation of its reports on the financial statements included in the Form 10-K into those registration statements; (iii) all holders of the 2004 Senior Convertible Securities due 2023 and Floating Rate Convertible Senior Notes due 2023 whose debt securities and common stock were registered under Registration Statements on Form S-3 or S-4 which were updated in 2007 tendered their securities for cash as of the closing date of the Merger and no shares of common stock were ever issued with respect to those debt securities; (iv) all of the securities issuable and unsold under each of the Company's Registration Statements on Forms S-3 and S-4 were deregistered upon the effectiveness of their post-effective amendments on November 2, 2007, and no sales were made under those registration statements in 2007; (v) there are fewer than 300 holders of record of each class of the Company's equity and debt outstanding after the Merger; (vi) the costs of continuing the Company's reporting obligations outweigh the benefits and the benefits are "not commensurate with the burdens imposed" (Adopting Release); and (vii) in similar situations, the Commission has granted other issuers immediate suspension of their Section 15(d) reporting obligations, even where an initial public offering or other securities offering has gone effective within the year.

The Proposing Release to revise Rule 12h-3 stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." These policy concerns do not apply to the Company's situation for several reasons. As a result of the Merger, described in more detail above, all of the Company's outstanding common stock and Class B stock has been exchanged for cash, and all rights under options issued under the Company's equity incentive plans have been cancelled in exchange for cash. As a result of the Merger, there are no longer any shares of the Company's common stock outstanding except for the shares owned by WP Prism Inc., and no Class B shares, Class A preferred stock, warrants to purchase common stock or Class A preferred stock or other rights to acquire the Company's equity remain outstanding. Each of the holders of the Company's debt outstanding prior to the Merger had the opportunity to tender such debt for cash. Each remaining series of debt is held by fewer than 300 holders.

The concern addressed by the Proposing Release about providing ongoing current information to purchasers under the registration statements effective during a year is not applicable to the Company. We also note that the Staff has previously stated in similar circumstances that Rule 12h-3(c) is not intended to apply to normal course updating of registration statements on Form S-8 pursuant to Section 10(a)(3) of the Securities Act. See the Staff's letter to Vinson & Elkins, dated December 5, 1984 (cited elsewhere as Letter to C. Michael Harrington (available January 4, 1985)). Moreover, the Company has filed post-effective amendments to all of its 1933 Act registration statements to deregister any of its securities that remain unsold which were either automatically effective on Form S-8 or declared effective on November 2, 2007. Accordingly, no investors are able to purchase securities pursuant to these registration statements and so the protection of Section 15(d) is no longer necessary for potential purchasers.

Conclusion

Under the circumstances described in this letter and the reasons discussed above, we respectfully request that the Staff of the Division of Corporation Finance advise the Company that it will not recommend enforcement action to the Commission if, prior to the due date of its third quarter Form 10-Q, the Company files a Form 15 to immediately suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act pursuant to Rule 12h-3 with respect to each class of securities previously registered under the registration statements described above, including the Company's duty to file its Quarterly Report on Form 10-Q for the quarter ended September 29, 2007. Alternatively, we request an exemption pursuant to Section 12(h) of the Exchange Act from any obligation of the Company to file further reports under the Exchange Act upon filing of its Form 15 on the circumstances described in this letter.

Given the effort and expense which would be required for the Company to prepare its third quarter report on Form 10-Q, we respectfully request that this letter be given expedited review. If the Staff disagrees with the analysis in this letter, we request an opportunity to discuss the issues with the Staff before it issues any written response to this letter. You may call me at (585) 263-1307 or my colleague Brad Kamlet at (202) 585-8180 with any questions.

We are submitting a copy of this letter to the Staff by e-mail and three copies by overnight courier.

Respectfully yours,

/s/ Deborah J. McLean

Deborah J. McLean
Partner

cc: Robert B. Stiles
Senior Vice President and General Counsel
Bausch & Lomb Incorporated

END